

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Dean Huge
Chief Executive Officer
Innovation Beverage Group Ltd
29 Anvil Road
Seven Hills, NSW 2147
Australia

> **Re: Innovation Beverage Group Ltd**
> **Amendment No. 2 to the Draft Registration Statement on Form F-1**
> **Submitted June 23, 2022**
> **CIK No. 0001924482**

Dear Mr. Huge:

　　We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to the Draft Registration Statement on Form F-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 44

1.　　We note your revision made in response to our prior comment 20 by including the additional line item, impact of changes in foreign currency on cash. As such, please also revise the last line item description to remove the parenthetical phrase, (without impact of changes in foreign currency on cash).

<u>Business Overview, page 47</u>

2.   Please provide in this section a summary containing a clear description of your current business relationships, including licenses, royalties, and intellectual property agreements with SWAY Energy Corp. The description should clearly describe your ownership versus the ownership and licenses held by SWAY Energy Corp. of product brands, manufacturing, and distribution operations.

<u>Business, page 47</u>

3.   We note your revisions made in response to our prior comment 22 and inclusion of the table of revenues by geographic market. Please reconcile the revenue amounts disclosed for the Australian and United States markets with those shown in Note 11 (Reportable Segments) on page F-17. In particular, Note 11 does not disclose any United States revenues for the year 2020, as all revenue had been generated in the Australian market. Please revise to provide consistency of disclosure amounts.

<u>Amended and Restated Manufacturing Supply and License Agreement, page 67</u>

4.   We note your response to prior comment 25. Please revise your disclosure to further clarify how each party retains exclusive ownership of its intellectual property rights under the Elegance Manufacturing Supply and License Agreement.

<u>Related Party Transactions, page 79</u>

5.   Please file the novation agreement between ABS, Mr. Beri and Meena Beri or tell us why you are not required to do so. Furthermore, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the loans disclosed in this section.

6.   Please revise this section to clarify the relationships between Amit Beri, Meena Beri and Sahil Beri. Also, please disclose here the current and prior ownership, executive officer and director relationships between SWAY Energy Corp. formerly Elegance Brands, Europa, Amit Beri, Sahil Beri, Meena Beri and describe related conflicts of interest, if any. Consider related risk factor disclosure, if appropriate.

7.   You disclose on page 83 that in connection with your Series A Financing and Shareholder's Deed, each shareholder of at least 20% of the total number of issued and outstanding ordinary shares is entitled to appoint one director to the board of directors. Please disclose this information here, and describe whether any shareholders are entitled to appoint a director or has appointed a director and name such director.

Security Ownership of Beneficial Owners and Management, page 81

8. Please include footnotes to your table that disclose the natural persons who have beneficial ownership of the shares held by each of the entities listed in your table.

Report of Independent Registered Public Accounting Firm
Innovation Beverage Group Limited, page F-2

9. Refer to the second paragraph under Basis for Opinion. Please have your auditors revise the last sentence to clarify that its obtaining an understanding of internal control over financial report was not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting, and accordingly they express no such opinion. In addition, it appears the disclosures required by PCAOB AS 3101, paragraph .09(e) and (f), have been entirely omitted. Please revise.

Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

10. We note your revisions made in response to our prior comment 35. Please expand your discussion concerning the variable consideration to disclose which method you chose to estimate such amount, and whether any of the estimate is considered constrained. Refer to ASC 606-10-32-8 and 32-11. Further, as previously requested, please disclose your significant payment terms with contracts with customers and your policy for sales returns and warranty obligations. Refer to ASC 606-10-50-12(b), (e) and (f).

Note 5. Equipment, page F-12

11. Please include a footnote heading for your discussion of equipment, net. In this regard, it appears the Note 5 heading has been omitted.

Note 12. Related party disclosures, page F-19

12. We note your response to our prior comment 34 and your inclusion of a related party footnote. In the second paragraph, please further clarify if the payments in advance represent company loans made to a director and if so, disclose the individual date(s) and loan amounts of each such loan, along with the total repayments and interest income recognized for each period presented. Further, to the extent this loan arrangement is with Mr. Amit Beri as described as the Director Loan on pages 79 and 80, please include such disclosures herein, including the offsetting of a partial portion of the loan amount against the dividend declared. Further please reconcile the disclosure that the Director Loan is without interest, with the disclosure in this footnote of an interest rate.

Pro Forma Condensed Combined Financial Information, page F-22

13.   Refer to the second and third paragraphs in the introduction on page F-22. Please revise
        to disclose that the pro forma results of operations gives effect to the transaction as if it
        occurred on January 1, 2020. Your current disclosure states January 1, 2021. In addition,
        clarify in the third paragraph, and also in Note 3 on page F-11, that there were no related
        equity issuances for the acquisition of W4W.

14.   We note your inclusion of Unaudited Pro forma Statements of Operations and
        Comprehensive Income (Loss) on page F-23. Please address the following items:
        •   Expand your pro forma condensed combined financial information (on page F-22) to
            make it clear that the historical IBG information includes amounts of REG Liquors,
            LLC (i.e., post-acquisition). In addition, clarify that the historical REG Liquors, LLC
            reflect only the results of operations for the pre-acquisition period from January 1,
            2021 until November 3, 2021.
        •   Ensure the amounts included in the column for IBG reconcile with the amounts in
            the December 31, 2021 audited statements of operations on page F-4.
        •   Revise as necessary the columnar amounts for REG Liquors, LLC to reflect only the
            results of operations for the pre-acquisition period from January 1, 2021 until
            November 3, 2021. Refer to Rule 11-02(c)(2)(i) of Regulation S-X. In this regard,
            we would expect a presentation (whether on the face of the pro formas or within a
            footnote to the pro formas) that reconciles to the September 30, 2021 interim
            financial statements of REG Liquors, LLC.
        •   Disclose the historical and pro forma earnings (loss) per share and weighted average
            shares outstanding data. Refer to Rule 11-02(a)(9) of Regulation S-X.

REG Liquors, LLC (d/b/a Wired for Wine)
Audited Financial Statements, page F-24

15.   We note that you are presenting financial statements of REG Liquors, LLC d/b/a Wired
        for Wine ("W4W") as of December 31, 2020 and 2019 and for the two years then ended.
        However, the auditors' report at page F-25 included with these financial statements
        appears to be a duplication of the auditors' report at page F-2 for Innovation Beverage
        Group Limited's financial statements for the years ended December 31, 2021 and 2020. In
        the next amendment, please include an auditors' report covering the financial statements
        of W4W as of December 31, 2020 and 2019 and for the two years then ended. The
        amendment should also include an Exhibit 23 auditors' consent pertaining to W4W. In
        addition, please include a footnote to the W4W financial statements detailing the
        members' capital, such as number of outstanding membership units or interests for
        December 31, 2020 and 2019.

<u>Exhibit Index, page II-5</u>

16.   We note your disclosure on page 83 that in connection with the Series A Financing the company entered into the Shareholders' Deed, which will terminate upon the closing of this offering. Please file the Shareholders' Deed as an exhibit to the registration statement or explain why you are not required to do so.

      You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Sherry Haywood at 202-551-3345 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing